FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	May	2012
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.
1.	Research In Motion Appoints New Chief Operating Officer and Chief Marketing Officer	3. .

Document 1

May 8, 2012
FOR IMMEDIATE RELEASE

Research In Motion Appoints New Chief Operating Officer
and Chief Marketing Officer

Wireless Industry Veterans Kristian Tear and Frank Boulben to Join RIM

WATERLOO, ON – Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) today announced key additions to its executive leadership team with the hiring of Kristian Tear as Chief Operating Officer and Frank Boulben as Chief Marketing Officer.

With deep experience in the mobile computing industry, Mr. Tear and Mr. Boulben will complement RIM’s existing executive team as the company continues to focus on expanding its global customer base and prepares for the launch of its new BlackBerry 10 platform.

“Kristian and Frank bring extensive knowledge of the rapidly changing wireless global market and will help RIM as we sharpen our focus on delivering long-term value to our stakeholders,” said Thorsten Heins, RIM’s President and Chief Executive Officer. “Most importantly, both Kristian and Frank possess a keen understanding of the emerging trends in mobile communications and computing.”

Mr. Tear joins RIM from Sony Mobile Communications, where he served as Executive Vice President.  He previously held a variety of operational leadership positions with Ericsson in Europe, Asia and Latin America. At RIM, Mr. Tear will serve as Chief Operating Officer overseeing all operational functions for handhelds and services, including research and development, products, global sales, manufacturing and supply chain.

“RIM is an important player in the mobile industry and I am excited to be a part of its future,” said Mr. Tear. “I look forward to working with the talented RIM employees and harnessing their ingenuity and creativity for the benefit of more than 77 million BlackBerry users around the world.  I also look forward to helping RIM attract a brand new generation of BlackBerry users.”

Mr. Boulben is the former Executive Vice President of Strategy, Marketing and Sales for LightSquared. He joined LightSquared after serving as Global Director of Commercial Strategy for Vodafone Group and Executive Vice President of Brand and Consumer Marketing for Orange Group. Mr. Boulben will oversee global marketing efforts at RIM.

“RIM is a pioneer in the mobile world and the BlackBerry brand is a global icon,” said Mr. Boulben. “We all know how fast the mobile arena evolves and with the BlackBerry 10 platform, I believe RIM will once again change the way individuals and enterprises engage with each other and the world around them.  I could not resist the opportunity to be part of that transformation.”

About Kristian Tear

Kristian Tear brings almost 25 years of wireless experience in general management, sales and marketing, services and operations within the telecommunications, infrastructure and consumer industries.  Most recently, Kristian served as Executive Vice President at Sony Mobile Communications AB, a subsidiary of Sony Corp.  Kristian served as a member of the Executive Management Team, as Chairman of the Board of Sony Mobile Inc Americas and Sony Mobile International AB.  He was also Chairman of the Product Business Council, Chairman of the Accessories Business Unit, Board member of Sony Mobile Japan and China.

Previously, Mr. Tear also served as the Corporate Vice President of Sony Ericsson Western Europe based in Munich, with responsibility for the region Western Europe and Global Customer Accounts.  Prior to that, he served as Corporate Vice President at Sony Ericsson Headquarters in London.  From 1999-2005, he served as President and CEO of Ericsson in various regions and markets, including in South East Asia, Germany, Switzerland and Austria and Central America.

Mr. Tear holds a Masters Degree in Science from the Royal Institute of Technology in Sweden and completed the Ericsson Executive MBA program at Columbia University in New York.

About Frank Boulben
Frank Boulben brings to RIM more than 20 years of international experience in the wireless industry with senior marketing and sales roles at global wireless carriers such as Vodafone and Orange. Most recently, he was the Executive Vice President for Strategy, Marketing and Sales for LightSquared. He was recruited as employee number two to create a new 4G-LTE nationwide wireless network in the United States.
Previously, Frank was the Director of Commercial Strategy for Vodafone Group, responsible for strategic marketing, customer insights and segmentation, pricing, customer investment optimization and roaming. Prior to Vodafone, Frank was the Executive Vice President for Brand and Consumer Marketing for Orange Group, responsible for brand and communications, consumer propositions, value-based marketing, which included pricing and customer investment optimization, customer insights and segmentation, CRM, product marketing and devices portfolio management.
Before joining Orange, Frank spent eight years working for Vivendi Universal, occupying several strategy and marketing roles for SFR and then as CEO of Vivendi Universal Internet division with a focus on mobile services.  During 2005-2006, Frank served on the Board of the GSM Association (the world’s largest trade association representing more than 800 wireless carriers in 219 countries) and was the Chairman of the Strategy Committee.
He holds diplomas from the École Polytechnique and from the École Nationale des Ponts et Chaussées, where he studied mathematics, physics and economics.

About Research In Motion

Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.RIM.com or www.BlackBerry.com.

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Media Contact:
Rebecca Freiburger
Research In Motion
rfreiburger@rim.com
519-597-5074

Investor Contact:
RIM Investor Relations
investor_relations@rim.com
519-888-7465

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws, including: statements relating to the roles, objectives and expectations relating to RIM’s two new executive officers; statements relating to RIM’s focus on expanding its global customer base and the preparation for the launch of its new BlackBerry 10 platform; statements regarding RIM’s focus on delivering long-term value for its stakeholders; and statements relating to the new executive officers’ ability to work with RIM’s existing executive team and employees to achieve RIM’s objectives.  The terms and phrases “will”, “continues”, “focus”, “expanding”, “prepares”, “bring”, “delivering”, “harnessing”, “look forward”, “believe”, “once again”, “opportunity”, and similar terms and phrases are intended to identify these forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances, including but not limited to general economic conditions, product pricing levels and competitive intensity, supply constraints, the timing and success of new product introductions, RIM’s expectations regarding its business, strategy, opportunities and prospects, and RIM’s confidence in the cash flow generation of its business.  Many factors could cause RIM’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: RIM’s ability to enhance current products and develop new products and services in a timely manner or at competitive prices, including risks related to further delays in new product introductions, such as the Company’s BlackBerry 10 smartphones; risks related to intense competition, including RIM’s ability to compete in the tablet market, strategic alliances or transactions within the wireless communications industry, and risks relating to RIM’s ability to maintain or grow its services revenues; RIM’s reliance on carrier partners and distributors; risks relating to network disruptions and other business interruptions, including costs, potential liabilities, lost revenue and reputational damage associated with service interruptions; RIM’s ability to manage inventory and asset risk; RIM’s ability to implement and realize the anticipated benefits of its Cost Optimization Program and CORE program; RIM’s ability to maintain or increase its cash balance; security risks and risks related to the collection, storage, transmission, use and disclosure of confidential and personal information; RIM’s ability to attract and retain key personnel; RIM’s ability to adapt to recent management changes and fill vacant key management positions; RIM’s reliance on suppliers of functional components for its products and risks relating to its supply chain; RIM’s ability to maintain and enhance the BlackBerry brand; risks related to RIM’s international operations; risks related to government regulations, including regulations relating to encryption technology; RIM’s reliance on third-party network infrastructure developers, software platform vendors and service platform vendors; RIM’s ability to expand and manage its BlackBerry App World applications catalogue; RIM’s reliance on third-party manufacturers; potential defects and vulnerabilities in RIM’s products; risks relating to litigation, including litigation claims arising from the Company’s past practice of providing forward-looking guidance; RIM’s ability to manage its past growth and its ongoing development of service and support operations; potential additional charges relating to the impairment of goodwill or other intangible assets recorded on RIM’s balance sheet; disruptions to RIM’s business as a result of shareholder activism; risks related to intellectual property; and difficulties in forecasting RIM’s financial results, particularly over longer periods given the rapid technological changes, evolving industry standards, intense competition and short product life cycles that characterize the wireless communications industry.  These risk factors and others relating to RIM are discussed in greater detail in the “Risk Factors” section of RIM’s Annual Information Form, which is included in its Annual Report on Form 40-F and the “Cautionary Note Regarding Forward-Looking Statements” section of RIM’s MD&A (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM’s forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	May 8, 2012	By:	\s\Brian Bidulka
(Signature)
Brian Bidulka, Chief Financial Officer